SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 1
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TB WOOD’S CORPORATION
(Name of Subject Company (Issuer))

Altra Holdings, Inc.
Forest Acquisition Corporation
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share (Title of class of securities)	872226105 (CUSIP number of class of securities)
Michael L. Hurt
Chairman and Chief Executive Officer
Altra Holdings, Inc.
14 Hayward St.
Quincy, MA 02171
Tel: (617) 689-6354
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Craig W. Adas
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065
Tel: (650) 802-3000
CALCULATION OF FILING FEE

Transaction Valuation (1) $118,361,546	Amount of Filing Fee (2) $3,634

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $24.80 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,634	Filing Party: Altra Holdings, Inc., Forest Acquisition Corporation

Form or Registration No. Schedule TO	Date Filed: March 5, 2007
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Introduction
     This Amendment No. 1 to the tender offer statement on Schedule TO (this “Amendment”) filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on March 5, 2007 (the “Initial Statement”) and relates to the offer by Forest Acquisition Corporation, a Delaware corporation (the “Purchaser”), and a directly wholly-owned subsidiary of Altra Holdings, Inc., a Delaware corporation (“Altra”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share of TB Wood’s Corporation, a Delaware corporation (“TB Wood’s”), at a purchase price of $24.80 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). This Amendment is being filed on behalf of Altra and the Purchaser. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 12. Exhibits.
     Item 12 of the Initial Statement is hereby amended and supplemented by adding the following exhibit:
(d)(3) Amendment No. 1 to Agreement and Plan of Merger, dated as of March 11, 2007, among Altra, the Purchaser and TB Wood’s
(incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Altra with the SEC on March 13, 2007).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTRA HOLDINGS, INC.
/s/ MICHAEL L. HURT

Name: Michael L. Hurt Title: Chairman and Chief Executive Officer

FOREST ACQUISITION CORPORATION
/s/ MICHAEL L. HURT

Name: Michael L. Hurt Title: President and Chief Executive Officer

Date: March 13, 2007